SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Rua da Quitanda, nº 196, 25º floor. 22210-030 Rio de Janeiro - RJ RCA 945, of 08.12.2022.

CERTIFICATE

MINUTES OF THE NINE HUNDRED AND FORTY-FIFTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ no. 00001180/0001-26

It is hereby certified, for due purposes, that the 945th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed on the twelfth day of August of the year two thousand and twenty-two, at 4:05 pm, with closing recorded at 6:50 pm. The meeting took place at Eletrobras' central office, located at Rua da Quitanda, nº 196, 25th floor, Centro, Rio de Janeiro – RJ. The call took place on the sixth day of August in the year two thousand and twenty-two, pursuant to the Bylaws. The Board Member IVAN DE SOUZA MONTEIRO (ISM) assumed the chairmanship of the work in person. Board Members CARLOS EDUARDO RODRIGUES PEREIRA (CRP) and DANIEL ALVES FERREIRA (DAF) attended the meeting in person. The Board Members MARCELO DE SIQUEIRA FREITAS (MSF), MARISETE FÁTIMA DADALD PEREIRA (MFP), PEDRO BATISTA DE LIMA FILHO (PBL) and VICENTE FALCONI CAMPOS (VFC) remotely participated in the meeting. Board Member FELIPE VILLELA DIAS (FVD) cast his vote by correspondence on the agenda, pursuant to item 8.6.1.1 of the Internal Regulations, having been counted, for such purposes, in the quorums for installation, attendance and deliberation, with record of your vote attached to the minutes. The Director MARCELO GASPARINO DA SILVA (MGS) was justifiably absent. The council was hosted by the Secretary of Governance BRUNO KLAPPER LOPES (BKL) with the support of the Advisor to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). The Legal Advisor to the Presidency JOSÉ EDUARDO GUIMARÃES BARROS (JGB) and the Coordinator of the Statutory Audit and Risk Committee – CAE JERÔNIMO ANTUNES (JEA) attended the meeting as guests. The following members of the Fiscal Council also participated in the conclave, as guests and remotely: Thais Marcia Fernandes Matano Lacerda (chairman), Ricardo Takemitsu Simabuku, Rafael Rezende Brigolini, Antônio Emilio Bastos de Aguiar Freire, and Carlos Eduardo Teixeira Taveiros. The partners Guilherme Valle and Gustavo Sardinha were present remotely to report on PwC's external independent audit work. INSTALLATION AND RESOLUTION QUORUMS: As prescribed by art. 29, caput, of Eletrobras' Bylaws, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present. The meeting was opened with the presence of eight members, already counting the written vote of the FVD Director, in compliance with the minimum quorum of six members, and with a minimum quorum for taking decisions of five members, except in cases where there is explicit record of alteration of the quorum of those present at the time of the deliberation. The prior declaration of conflict of interest by the Director and/or his momentary absence from the conclave lead to his subtraction for purposes of calculating the respective minimum quorum for deliberation. DECISION: DEL-122, of 08.12.2022. Authorization to file Eletrobras' interim financial statements for the period ended 06.30.2022. RES 387, of 08.12.2022. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, substantiated in a decision of the Executive Board, in the favorable opinion issued by the Audit and Statutory Risks Committee - CAE at the 269th meeting held on 08.12.2022, in the support material and in the documents below: Board Resolution Executive No. 387, of 08.12.2022; Report to the Executive Board DF-074, of 08.11.2022; Executive Summary DFC s/n, of 08.11.2022; Independent auditors' report - PWC for the period ended June 30, 2022, dated 08.12.2022; RESOLVED: 1. To authorize the filing of Eletrobras' interim financial statements, for the period ended on 06.30.2022, approved by the Eletrobras Executive Board through RES-387, of 08.12.2022; 2. Determine the Financial and Investor Relations Office, through the Accounting Superintendence - DFC and the Investor Relations Superintendence - DFR, the Governance Secretariat of the Board of Directors - CAAS and the General Secretariat - PRGS, each in within its scope of action, adopt the necessary measures to comply with this Resolution. Deliberative quorum: Unanimity. This certificate is drawn up and signed by the Secretary of Governance BRUNO KLAPPER LOPES (BKL).

Rio de Janeiro, August 18, 2022.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.